



Het Say LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: April 5, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Het Say LLC

Founded: September 27, 2021

Address: 907 Delta Way
San Jose, CA 95122

Industry: Food & Catering Services

Employees: 2

Website: www.hetsaycali.com

Use of Funds Allocation:

If the maximum raise is met:

$74,400 (60.00%) – of the proceeds will go towards rent on new storefront
$44,020 (35.50%) – of the proceeds will go towards working capital
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,698 Followers





Business Metrics:

	FY21	FY22
Total Assets	$36,233	$34,636
Cash & Cash Equivalents	$36,233	$38,085
Accounts Receivable	$0	$0
Short-term Debt	$3,311	$8,158
Long-term Debt	$0	$0
Revenue	$73,174	$145,411
Cost of Goods Sold	$23,437	$46,374
Taxes	$0	$0
Net Income	$30,854	$61,687

Recognition:

Het Say LLC combines local produce, traditional techniques, and childhood memories to serve vibrant Mekong Delta dishes with San Jose flair. Chef-owner DuyAn and Chef Hieu Le honor their Southern Vietnamese heritage by inspiring each other to cook in their own unique style. Their farmers market pop-ups are their place to practice, play with, and challenge traditional Southern Vietnamese foodways. They take inspiration from traveling cải lương (Mekong folk opera) troupes that bring soulful artistic experiences no matter where they go.

About:

Het Say LLC has been in business since 2021 and their dedication to their craft has already earned them recognition, including the SF Chronicle's "Top San Jose Restaurants," "Top Vietnamese Restaurants in the Bay Area," "Top Peninsula and South Bay Restaurants" and "Best Coffee in the San Francisco Bay Area." And featured in the SJ Mercury as "Chefs to Watch."

For more information, contact our Customer Support Team at support@thesmbx.com

